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[GLB GREAT LAKES BANK LOGO]

Since 1957


July 20, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:  Application for Consent to Withdrawal of Registration Statement

Ladies and Gentlemen:

On February 4, 1999 GLB Bancorp, Inc. filed a Registration Statement on Form S-4, SEC Registration No. 333-71771. The Form S-4 was filed for the purpose of registering the offer and sale of 375,000 shares of GLB Bancorp, Inc.'s common stock to shareholders of Maple Leaf Financial, Inc., a nonpublic company that had entered into an agreement to be acquired by GLB Bancorp, Inc. The Form S-4 Registration Statement was amended by Amendment No. 1, filed on April 16, 1999 and declared effective on that date.

Because the proposed acquisition by GLB Bancorp, Inc. of Maple Leaf Financial, Inc. did not receive the necessary bank regulatory approval of the Ohio Division of Financial Institutions, the proposed acquisition has been terminated. None of the 375,000 shares covered by the Form S-4 Registration Statement has been or will be issued in connection with the terminated acquisition.

Consistent with Rule 477 and on behalf of the Registrant, GLB Bancorp, Inc., I hereby request the consent of the Securities and Exchange Commission to withdrawal of the Form S-4 Registration Statement (No. 333-71771) of GLB Bancorp, Inc. filed on February 4, 1999 and declared effective, as amended by Amendment No. 1, on April 16, 1999.

Thank you for your attention to this request.

Very truly yours,

/s/ Richard T. Flenner, Jr.

Richard T. Flenner, Jr.
President and Chief Executive Officer
GLB Bancorp, Inc.

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7001 Center Street - Mentor, OH  44060 - 440/974-0000 - FAX 440/974-3012